Exhibit 99.1

Trina Solar Announces Restructuring of Downstream Business Management

CHANGZHOU, China, Dec. 17, 2015 — Trina Solar Limited (NYSE: TSL) (“Trina Solar” or the “Company”), a global leader in photovoltaic (“PV”) modules, solutions, and services, today announced restructuring in its system business unit (“SBU”). The change is designed to reflect the Company’s strategy and ambitions to become a first-tier global player in the downstream business.

Trina Solar’s SBU will be split into two separate units: a China SBU and an international SBU. The China SBU will focus on ground-mounted PV power plants in China, including development and sales, engineering procurement construction (“EPC”), and operation & maintenance (“O&M”), and the international SBU will focus on developing PV power plants in key international markets. Following the resignation of Mr. Qi Lin, formerly Company vice president and head of SBU, the Company has appointed Mr. Jiqing Gao, Company vice president, as the head of the China SBU, effectively immediately. He will report directly to Mr. Jifan Gao, Chairman and CEO of Trina Solar.

Mr. Jiqing Gao has been the vice president of Trina Solar’s SBU since October 2013. Previously, he was the Company’s vice president of the China and Asia Pacific (excluding China), Middle East and Africa SBU from November 2012 to September 2013. Mr. Gao has extensive experience across various departments of the Company, including manufacturing quality management, operations, and research & development.

“I’d like to thank Mr. Qi Lin for his contribution to Trina Solar and wish him continued success in his future endeavors,” said Mr. Jifan Gao, Chairman and CEO of Trina Solar. “I am excited about the new SBU structure that will allow us to give dedicated focus to the two strategically important yet very different China and Overseas downstream businesses. Mr. Jiqing Gao is a proven leader with deep knowledge and exceptional business experience in the downstream project development and management, and I am confident our China SBU will achieve exciting growth under his leadership. I believe that the new structure will lay a strong foundation for sustainable growth for our downstream business.”

Mr. Jiqing Gao added: “I am extremely glad to be given this opportunity to lead Trina Solar’s China SBU, and I look forward to working with the new SBU team as we continue to capitalize on the enormous downstream opportunities available in China and deliver on Trina Solar’s growth opportunities.”

About Trina Solar Limited

Trina Solar Limited (NYSE:TSL) is a global leader in photovoltaic modules, solutions and services. Founded in 1997 as a PV system integrator, Trina Solar today drives smart energy together with installers, distributors, utilities and developers worldwide. The company’s industry-leading position is based on innovation excellence, superior product quality, vertically integrated capabilities and environmental stewardship. For more information, please visit www.trinasolar.com.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements, including but not limited to, the Company’s ability to raise additional capital to finance its activities; the effectiveness, profitability and marketability of its products; the future trading of the securities of the Company; the Company’s ability to operate as a public company; the period of time for which the Company’s current liquidity will enable the Company to fund its operations; general economic and business conditions; demand in various markets for solar products; the volatility of the Company’s operating results and financial condition; the Company’s ability to attract or retain qualified senior management personnel and research and development staff; and other risks detailed in the Company’s filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

Trina Solar Limited	Christensen IR
Teresa Tan, CFO (Changzhou)	Linda Bergkamp
Phone: +1 480 614 3014 (US)
Email: teresa.tan@trinasolar.com	Email: lbergkamp@ChristensenIR.com

Yvonne Young
Investor Relations Director
Email: ir@trinasolar.com